                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                              (Amendment No. 3)

                       PEGASUS COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   705904 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Michael B. Jordan
                           Drinker Biddle & Reath, LLP
                                One Logan Square
                            18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                 (215) 988-2700

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 5, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 2 of 31 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Marshall W. Pagon
              S.S. No.
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [X]


                                                                                                                       (b) [ ]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S.A.
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                      8,146,151
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                      4,801,418
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                      96,772
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              8,146,151
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     30.3%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     IN
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 3 of 31 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Pegasus Communications Holdings, Inc.
              IRS Identification No. 23-2778524
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [X]


                                                                                                                       (b) [ ]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                      6,612,513
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                      3,364,552
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,612,513
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     26.0%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     CO
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 4 of 31 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Pegasus Communications Limited Partnership
              IRS Identification No.  06-1149248
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [X]


                                                                                                                       (b) [ ]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                      6,612,513
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                      3,364,552
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,612,513
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     26.0%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     PN
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 5 of 31 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Northwest Management Associates, L.P.
              IRS Identification No.  23-2654154
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [X]


                                                                                                                       (b) [ ]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Pennsylvania
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                     6,612,513
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                     3,364,552
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,612,513
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     26.0%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     PN
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 6 of 31 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Pegasus Cable Associates, Ltd.
              IRS Identification No.  23-2641841
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]


                                                                                                                       (b) [X]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Pennsylvania
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                     6,612,513
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                     3,364,552
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,612,513
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     26.0%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     CO
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 7 of 31 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Pegasus Northwest Offer Corp
              IRS Identification No. 23-2943020
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [X]


                                                                                                                       (b) [ ]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                      3,370,229
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                        122,338
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,370,229
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15.2%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     CO
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 8 of 31 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Pegasus Scranton Offer Corp
              IRS Identification No. 23-2943021
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [X]


                                                                                                                       (b) [ ]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                     3,336,319
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                       118,358
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,336,319
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15.0%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     CO
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 9 of 31 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Pegasus Capital, L.P.
              IRS Identification No.  23-2661759
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [X]


                                                                                                                       (b) [ ]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Pennsylvania
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                     4,465,309
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                     1,217,348
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              4,465,309
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.2%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     PN
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 10 of 31 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Pegasus Capital, Ltd.
              IRS Identification No.  23-2660588
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [X]


                                                                                                                       (b) [ ]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Pennsylvania
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                     4,465,309
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                     4,465,309
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,363,004
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.2%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     CO
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Introductory Statement

         This amendment is filed to report changes in the statement on Schedule 13D dated October 18, 1996, as amended, filed with the Commission by the Reporting Persons identified herein.

Item 1.  Security and Issuer.

         This statement relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Pegasus Communications Corporation (the "Issuer"). The Issuer is a Delaware corporation, and its principal executive office is c/o Pegasus Communications Management Company, 225 City Line Avenue, Suite 200, Bala Cynwyd, Pennsylvania 19004 (the "Bala Cynwyd Office").


Item 2.  Identity and Background.

         This amendment is being filed by the following persons (hereinafter referred to collectively as the "Reporting Persons"):

         (i)      Marshall W. Pagon, a citizen of the United States of America

         (ii) Pegasus Communications Holdings, Inc., a Delaware corporation ("PCH")

         (iii)    Pegasus Northwest Offer Corp, a Delaware corporation ("PNOC")

         (iv)     Pegasus Scranton Offer Corp, a Delaware corporation ("PSOC")

         (v) Pegasus Communications Limited Partnership, a Connecticut limited partnership ("PCLP")

         (vi) Northwest Management Associates, L.P., a Pennsylvania limited partnership ("Northwest Management")

         (vii) Pegasus Cable Associates, Ltd., a Pennsylvania corporation ("Pegasus Cable")

         (viii)   Pegasus Capital, L.P., a Pennsylvania limited partnership

         (ix)     Pegasus Capital, Ltd., a Pennsylvania corporation

         Mr. Pagon has been authorized, pursuant to an agreement among the Reporting Persons identified in (ii) through (vii) above (which agreement was filed as Exhibit 1 to the statement on Schedule 13D amended by this amendment), to file this joint statement on behalf of each of them, as permitted by Rule 13d-1(f) under the Securities Exchange Act of 1934.

         Shares of the Issuer's Class B Common Stock, par value $0.01 per share (the "Class B Common Stock") are convertible into shares of Class A Common Stock on a one-for-one basis at any time at the option of the holder. In addition, shares of Class B Common Stock are automatically converted into Class A Common Stock upon transfer to persons who are not Permitted Transferees (as this term is defined in the Issuer's certificate of incorporation). Holders of Class A Common Stock are entitled to one vote per share, and holders of Class B Common Stock are entitled to ten votes per share.

         See Item 5 for a statement of the direct holdings of each of the Reporting Persons. Mr. Pagon and Pegasus Capital, Ltd. are deemed to be beneficial owners of shares held of record by Pegasus Capital, L.P. because Mr. Pagon owns 100% of the stock of Pegasus Capital, Ltd. which, in turn, is the sole general partner of Pegasus Capital, L.P.

         Because PNOC and PSOC are wholly-owned subsidiaries of PCH, the shares held by them are deemed to be beneficially owned by PCH. Mr. Pagon, PCLP, Northwest Management and Pegasus Cable are deemed to be the beneficial owners of the shares held by PCH, PNOC and PSOC because Mr. Pagon owns 100% of the stock of Pegasus Cable, which is the sole general partner in Northwest Management, and because Northwest Management is the sole general partner in PCLP, which owns all of the outstanding stock of PCH.

         By reason of the Voting Agreement described in item 6, the Reporting Persons share voting power over the shares of Class A Common Stock held by the persons identified in item 6 and are deemed to be beneficial owners thereof.

         Each of the Reporting Persons is engaged, through the Issuer and its subsidiaries, in the media and communications business. The business address for each of the Reporting Persons is the Bala Cynwyd Office. None of the Reporting Persons has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) (a "Criminal Conviction") or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws (a "Civil Violation"). Mr. Pagon's principal employment is as President, Chief Executive Officer, and Chairman of the Board of Directors of the Issuer. Mr. Pagon also serves as an executive officer and a director of each of the Issuer's subsidiaries, and as President, Chief Executive Officer, and sole director of each of PCH, PNOC, PSOC, Pegasus Cable and Pegasus Capital, Ltd. (the "Corporate Reporting Persons").

         In addition to Mr. Pagon, Ted S. Lodge (the Issuer's Senior Vice President, Chief Administrative Officer, General Counsel and Secretary), Howard
E. Verlin (the Issuer's Vice President and Assistant Secretary), and Kasin Smith (the Issuer's Vice President and Chief financial Officer) serve as executive officers of each of the Corporate Reporting Persons. Messrs. Lodge, Verlin and Smith are collectively referred to herein as "Executive Officers." The principal business address for each of the Executive Officers is the Bala Cynwyd Office, and each of the Executive Officers is a citizen of the United States. None of the Executive Officers has been subject to a Criminal Conviction or Civil Violation.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.


Item 4.  Purpose of Transaction.

         Other than the Amended Voting Agreement described in item 6, neither the Reporting Persons nor the Executive Officers have any present plans, or contemplate any present proposals, that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

(a) As of May 5, 2000, the Reporting Persons and the Executive Officers are deemed the beneficial owners in the aggregate of the number and percentage of the Issuer's Class A Common Stock set forth below:

                                     Shares of Class A
Name                                    Common Stock               % (1)
----                                  ---------------              -----

Reporting Persons

Marshall W. Pagon (2)(3)(4)(5)(6)        8,146,151                 30.3%
PCH (2)(3)                               6,612,513                 26.0%
PCLP (2)(3)                              6,612,513                 26.0%
Northwest Management (2)(3)              6,612,513                 26.0%
Pegasus Cable (2)(3)                     6,612,513                 26.0%
PNOC (2)                                 3,370,229                 15.2%
PSOC (2)                                 3,336,319                 15.0%
Pegasus Capital, L.P. (2)(5)             4,465,309                 19.2%
Pegasus Capital, Ltd. (2)(5)             4,465,309                 19.2%

Executive Officers

Howard E. Verlin (7)                       123,198                   *
Ted S. Lodge (8)                           116,699                   *
Kasin Smith (9)                                100                   *

-------

* Less than 1%.

1. The percentage for each Reporting Person is calculated on the assumptions that all shares of Class B Common Stock held directly or indirectly by the particular Reporting Person, and only those shares, are converted into Class A Common Stock, and that all other rights held by the particular Reporting Person or Executive Officer to acquire Class A Common Stock, and only those rights, are exercised.

2. Includes 3,247,961 shares of Class A Common Stock held by persons identified in item 6 and deemed to be beneficially owned by this person solely by reason of the Voting Agreement described in item 6.

3. Includes 3,123,856 shares of Class B Common Stock directly owned by PCH, and 122,338 and 118,358 shares of Class B Common Stock directly owned by its wholly-owned subsidiaries, PNOC and PSOC, respectively. See item 2 for a description of the relationship among these Reporting Persons.

4. Includes 202,774 shares of Class A Common Stock issuable upon exercise of the vested portion of employee stock options.

5. Includes 1,217,348 shares of Class B Common Stock directly owned by Pegasus Capital, L.P. See item 2 for a description of the relationship among these Reporting Persons.

6. Includes 96,772 shares of Class A Common Stock held in the Issuer's 401(k) plan, over which Mr. Pagon shares voting power in his capacity as a co-trustee.

7. Includes 71,500 shares of Class A Common Stock issuable upon exercise of the vested portion of employee stock options.

8. Includes 109,770 shares of Class A Common Stock issuable upon exercise of the vested portion of employee stock options. Also includes 1,500 shares owned by Mr. Lodge's wife, of which he disclaims beneficial ownership.

9. Consists of shares of Class A Common Stock issuable upon exercise of the vested portion of employee stock options.

(b) Because Mr. Pagon controls each of the other Reporting Persons, he and the other Reporting Persons share the power to direct the vote and to dispose of the shares of Class A Common Stock beneficially owned by the Reporting Persons.

         The Reporting Persons also share voting power over all shares beneficially owned by them with the other parties to the Voting Agreement described in item 6.

         Each of the Executive Officers has the sole power to vote and dispose of his shares, except that Mr. Lodge shares voting and dispositive power over 5,079 shares of Class A Common Stock that he holds jointly with his wife and disclaims beneficial ownership of 1,500 shares owned by his wife.

(c) The Reporting Persons and the Executive Officers have not effected any transactions in the Issuer's securities in the last 60 days.

(d)      Not applicable.

(e)      Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships With
             Respect to Securities of the Issuer

         On April 27, 1998, the Issuer acquired Digital Television Services, Inc. ("DTS") and issued 5,471,296 shares of Class A Common Stock to the former stockholders of DTS. In connection with that acquisition, the Issuer and the Reporting Persons entered into a voting agreement dated April 27, 1998 (the "Original Voting Agreement"), with Columbia Capital Corporation and Columbia DBS, Inc. (collectively, "Columbia"), Whitney Equity Partners, L.P. ("Whitney"), and Chisholm Partners III, L.P., Fleet Venture Resources, Inc., Fleet Equity Partners VI, L.P., and Kennedy Plaza Partners (collectively, "Fleet"), all of which are former stockholders of DTS. The Original Voting Agreement obligated the parties to vote their shares of the Issuer's common stock to elect to the Issuer's board of directors three persons designated by Mr. Pagon, one person designated by Columbia, one person designated by Whitney, one person designated by Fleet, and three Independent Directors (as defined in the Original Voting Agreement). Since then, Columbia and Whitney have each sold a sufficient number of their shares in the Issuer that they no longer have rights to designate directors of the Issuer.

         On May 5, 2000, the Issuer acquired Golden Sky Holdings, Inc. ("Golden Sky") and issued 6,090,145 shares of Class A Common Stock to the former stockholders of Golden Sky. In connection with that acquisition, the Issuer, the Reporting Persons, and Fleet entered into an amended and restated voting agreement dated May 5, 2000 (the "Amended Voting Agreement"), with Alta Communications VI, L.P., Alta Subordinated Debt Partners III, L.P. and Alta-Comm S By S LLC (collectively, "Alta"), and Spectrum Equity Investors L.P. and Spectrum Equity Investors II, L.P. (collectively "Spectrum"). The Amended Voting Agreement amended and restated the Original voting Agreement in its entirety.

         The Amended Voting Agreement obligates the parties to vote their shares of the Issuer's common stock to elect to the Issuer's board of directors four persons designated by Mr. Pagon, one person designated by Fleet, one person designated by Alta, and one person designated by Spectrum, with the rest of the directors to be Independent Directors (as defined in the Amended Voting Agreement). It also requires there to be audit, compensation and nominating committees of the Issuer's board of directors, each consisting of one member designated by Mr. Pagon, one member designated by a majority of the directors designated by Fleet, Alta and Spectrum, and one member designated by a majority of the Independent Directors. The Amended Voting Agreement is filed as an exhibit to this amendment. Giving effect to the acquisition of Golden Sky, Fleet owns directly 511,775 shares subject to the Amended Voting Agreement, Alta owns directly 1,525,881 shares subject to the Amended Voting Agreement, and Spectrum owns directly 1,210,305 shares subject to the Amended Voting Agreement.

         Pegasus Capital, L.P. has pledged 1,000,000 shares of Class B Common Stock to CIBC, Inc. (as assignee of CIBC Oppenheimer Securities Corp.) as security for a loan. PCH has pledged 350,000 shares of Class B Common Stock to CIBC, Inc. as security for a loan. PNOC and PSOC have pledged 122,388 and 118,358 shares of Class B Common Stock, respectively, to an escrow agent to secure certain deferred payment obligations.


Item 7.  Material Filed as Exhibits.

         1.  Amended and Restated Voting Agreement dated May 5, 2000.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2000


PEGASUS COMMUNICATIONS HOLDINGS, INC.


By: /s/ Marshall W. Pagon
    -----------------------
        Marshall W. Pagon,
        President


PEGASUS NORTHWEST OFFER CORP.


By: /s/ Marshall W. Pagon
    -----------------------
        Marshall W. Pagon,
        President


PEGASUS SCRANTON OFFER CORP.


By: /s/ Marshall W. Pagon
    -----------------------
        Marshall W. Pagon,
        President


PEGASUS COMMUNICATIONS LIMITED PARTNERSHIP
By: NORTHWEST MANAGEMENT ASSOCIATES, L.P.
    General Partner

    By: PEGASUS CABLE ASSOCIATES, LTD.,
            General Partner

            By:  /s/ Marshall W. Pagon
                 ---------------------
                  Marshall W. Pagon,
                  President

NORTHWEST MANAGEMENT ASSOCIATES, L.P.
By: PEGASUS CABLE ASSOCIATES, LTD.,
    General Partner


By: /s/ Marshall W. Pagon
    ------------------------
        Marshall W. Pagon,
        resident


PEGASUS CABLE ASSOCIATES, LTD.


By: /s/ Marshall W. Pagon
    ------------------------
        Marshall W. Pagon,
        President


PEGASUS CAPITAL, L.P.
By: PEGASUS CAPITAL, LTD.,
    General Partner


By: /s/ Marshall W. Pagon
    ------------------------
        Marshall W. Pagon,
        President


PEGASUS CAPITAL, LTD.


By: /s/ Marshall W. Pagon
    ------------------------
        Marshall W. Pagon,
        President



    /s/ Marshall W. Pagon
    ------------------------
        Marshall W. Pagon